                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

NEW BOARD OF DIRECTORS OF TELECOM ITALIA MEETS

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FRANCO BERNABÈ APPOINTED CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER; MARCO PATUANO APPOINTED MANAGING DIRECTOR AND CHIEF OPERATING OFFICER

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INTERNAL COMMITTEES REAPPOINTED

Milan, 13 April 2011

The Board of Directors of Telecom Italia elected yesterday by the Shareholders' Meeting, met today, 13 April, and appointed Franco Bernabè  Chairman of the Board and Chief Executive Officer, Aldo Minucci Deputy Chairman and Marco Patuano Managing Director and Chief Operating Officer of the Company.

The Chairman of the Board shall have the following duties:

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representation of the Company as per the Bylaws and powers to exercise, by separate signature, all duties pertinent to company business;

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full responsibility for the governance of the Group, including oversight of the activity of the COO and definition of the strategic directions of the organisation;

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responsibility for extraordinary operations and financial transactions to be submitted to the Board of Directors.

The Deputy Chairman shall have the following duties:

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representation of the Company as per the Bylaws, in the absence or unavailability of the Chairman;

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oversight of the internal control system.

The Chief Operating Officer shall be responsible for:

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representation of the Company as per the Bylaws and powers to exercise, by separate signature, all duties pertinent to company business;

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overall control of domestic operations.

Director Luigi Zingales has been appointed Lead Independent Director.

The Board of Directors also reappointed the internal committees, electing respectively:

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 to the Executive Committee: the Executive Chairman and CEO, the Managing Director and COO, the Vice Chairman and Directors Ferdinando Beccalli Falco, Elio Cosimo Catania, Julio Linares Lopez, Renato Pagliaro, Mauro Sentinelli;

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 to the Internal Control and Corporate Governance Committee: Directors Elio Cosimo Catania, Jean Paul Fitoussi, Francesco Profumo, Mauro Sentinelli, Luigi Zingales;

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 to the Committee for Appointments and Remuneration: Directors Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Francesco Profumo.

In addition to the duties of the Internal Committees regulated by the Company’s Corporate Governance Code, the following responsibilities were attributed:

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to the Executive Committee the task of producing a preliminary opinion on the operations submitted for the approval of the Board of Directors pursuant to point 3.2 of the Self Regulatory Code, i.e. on operations which by their nature, strategic importance, size or undertakings entailed, might have a significant impact on the business of the Company and the Group;

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to the Internal Control and Corporate Governance Committee responsibility for related party transactions as per the specific Procedure and the task of overseeing matters of corporate social responsibility;

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 to the Committee for Appointments and Remuneration responsibility for management succession planning and replacement tables and the selection/designation of the external member of the Supervisory Body, as well as the task of furnishing recommendations concerning the criteria for apportioning the total compensation decided by the Shareholders’ Meeting for the full Board of Directors.

The Company Self Regulatory Code will therefore be modified at a future meeting.

* * *

The Board of Directors verified the requisites of its 15 members, 6 of whom qualify as independent under the TUF and the Code of Conduct of the Italian Stock Exchange S.p.A.: Ferdinando Beccalli Falco, Elio Cosimo Catania, Jean Paul Fitoussi, Francesco Profumo, Mauro Sentinelli and Luigi Zingales.

Finally the Board of Directors amended the calendar of meetings to approve the financial reports  in the year 2011 (already communicated on 30 September 2011) as follows:

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5 May: Board of Directors' meeting to approve the interim report on operations at 31 March 2011 (confirmed);

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4 August: Board of Directors' meeting to approve the first-half 2011 financial report (confirmed);

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10 November: Board of Directors' meeting to approve the interim report on operations at 30 September 2011 (changed: the meeting had previously been scheduled for 3 November 2011).

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 13th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager